

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FOURTH QUARTER 2007 VOLUMES

(Santiago, Chile, January 7, 2008) – CCU (NYSE: CU) reported today preliminary fourth quarter 2007 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

Chile:	Fourth Quarter		Full Year 2007	
	Volumes	% Change	Volumes	% Change
Beer	1,572,263	5.0%	4,911,455	4.3%
Soft Drinks	1,131,200	9.8%	3,647,104	5.2%
Nectars	181,657	14.2%	657,511	20.1%
Mineral Waters	379,560	4.6%	1,144,108	-2.1%
Wine – Domestic	115,303	2.2%	490,203	5.8%
Wine – Export[1]	86,184	-3.6%	377,109	4.8%
Spirits	59,015	2.8%	215,984	5.5%
Total Chile[2]	**3,525,181**	**6.5%**	**11,443,474**	**4.8%**
Argentina:				
Beer	911,759	7.8%	2,722,088	11.4%
Wine[1-3]	13,716	35.1%	51,059	26.2%
Total Argentina	**925,475**	**8.1%**	**2,773,146**	**11.6%**
TOTAL	**4,450,656**	**6.9%**	**14,216,620**	**6.1%**

CCU plans to release its consolidated fourth quarter results within four weeks.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the confectionary industry in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

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[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.